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	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.4)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881309
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167
GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 23, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 26, 1995
(the "Schedule 13D") as amended by Amendments No. 1, 2 and 3 filed with the S.E.C., on behalf of New Valley
Corporation ("New Valley"), BGLS Inc., Brooke Group
Ltd., Bennett S. LeBow, Canyon Partners Incorporated,
CPI Securities, L.P., Canpartners Incorporated, Mitchell
R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a
Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the
Schedule 13D).

				(a)	Due to technical
difficulties related to the electronic submission to the
SEC of Amendment No. 3 to the Schedule 13D and the Proxy Materials, both of those documents, which were dated May
22, 1995 were deemed filed on May23, 1995. Accordingly, references in Amendment No.3 to the Proxy Materials being filed on May 22, 1995 should be read as references
to May 23, 1995
(b)	Item 4 is hereby amended to add the
following:
ITEM 4.	Purpose of Transaction
	On May 23, 1995, the Reporting Persons filed
additional solicitation materials (a copy of which is attached as Exhibit H and incorporated herein by reference) on Schedule 14A, pursuant to the requirements
of Rule 14a-11 promulgated under the Securities and
Exchange Act, as amended.
	(c)	Item 7 is hereby amended to add the
following:
ITEM 7.	Materials to be filed as Exhibits
	Exhibit H:  Solicitation materials filed with the SEC

Page 2 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May  23, 1995

NEW VALLEY CORPORATION


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BGLS INC.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer

Page 3 of 8 Pages

BENNETT S. LEBOW


By:/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


C.P.I. SECURITIES, L.P.

By:Canpartners Incorporated, its General Partner


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


CANPARTNERS INCORPORATED


By:/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

Page 4 of 8 Pages

JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner

Page 5 of 8 Pages

EXHIBIT H

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities
Exchange Act of 1934

Filed by the registrant [ ]
Filed by a party other than the registrant [x]
Check the appropriate box:
[ ]  Preliminary proxy statement
[ ]  Definitive proxy statement
[ ]  Definitive additional materials
[x]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                 Showbiz Pizza Time, Inc.
(Name of Registrant as Specified in Its Charter)

Showbiz Pizza Independent Stockholders Committee
(Name of Person Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
[ ]   $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).
[ ]   $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).
[ ]   Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

Not applicable.

(2)   Aggregate number of securities to which
transactions applies:

Not applicable.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

Not applicable.

(4)   Proposed maximum aggregate value of transaction:

Not applicable.

[x]   Check box if any part of the fee is offset as
provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)   Amount previously paid:

Page 6 of 8 Pages

        $500

(2)   Form, schedule or registration statement no.:

Schedule 14A

(3)   Filing party:

The Showbiz Pizza Independent Stockholders Committee

(4)   Date filed:

5/23/95

Page 7 of 8 Pages

	SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
	9665 Wilshire Boulevard
	Suite 200
	Beverly Hills, California  90212
(310) 247-2700

	May 23, 1995


	Don't Vote the Management Proxy Card


Dear Fellow Stockholders:

	The Showbiz Pizza Independent Stockholders
Committee (the "Committee"), currently comprised of members who, in aggregate, hold 6.4% of the Company's
Common Stock, is seeking your support to elect Joshua S.
Friedman to the Company's Board of Directors at the Company's Annual Meeting to be held June 8, 1995.

	The Committee has filed a preliminary Proxy
Statement with the Securities and Exchange Commission which sets out the reasons for and background to the nomination of Mr. Friedman. These materials will be mailed to all stockholders at the earliest practicable time. In the meantime, you are strongly urged not to sign or return any proxy you may receive from management of the Company.

	We look forward to hearing from you and working on your behalf.

Very truly yours,

Showbiz Pizza Independent Stockholders Committee


By:   /s/ Mitchell R. Julis
Mitchell R. Julis


Committee Members as of May 23, 1995

New Valley Corporation         Canyon Partners Incorporated
New Valley Holdings, Inc.      CPI Securities, LP
BGLS Inc.                      Canpartners Incorporated
Brooke Group Ltd.              Mitchell R. Julis
Bennett S. LeBow               K. Robert Turner
R. Christian B. Evensen        Joshua S. Friedman
Page 8 of 8 Pages